Filed by Cadeler A/S

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2 of the Securities Exchange Act of 1934, as amended

Subject Company: Eneti Inc.

Commission File No.: 001-36231

Date: June 16, 2023

Press release

Cadeler and Eneti announce agreement to combine and create a leading offshore wind turbine and foundation installation company

Copenhagen/Monaco 16 June 2023. Today, Cadeler A/S and Eneti Inc. announced that they have entered into a business combination agreement to create the preferred partner for the offshore wind industry with a strengthened value proposition to our customers through a stock-for-stock exchange offer to be made to all shareholders of Eneti. The combined company will be named Cadeler with its shares to be listed on the New York Stock Exchange (NYSE) in addition to its current listing on the Oslo Stock Exchange (OSE).

The proposed combination of Cadeler and Eneti unites two companies with decades of operating track records in offshore wind turbine and foundation installation. The combined group will offer customers access to the industry's largest, most diverse and modern fleet of next-generation offshore windfarm installation vessels.

The combination will position Cadeler as a robust and reliable player in the market with a true global presence through scale, a complimentary fleet, and deep industry relationships which will enable the company to target still larger and more complex projects in response to consistent customer demand. The combined group will operate four vessels on water today and six large-scale state-of-the-art new builds scheduled for delivery from 2024 to 2026.

Mikkel Gleerup, CEO of Cadeler said: “The combination will represent a significant step up in our ability to meet the increased demand globally for projects with larger scopes and project sizes in service of the much-needed green transition. To deliver on this ambition, we will provide our customers with the largest and most diverse fleet in the industry, operated by highly skilled teams with unique expertise and track records. For customers, the combined fleet will unlock unrivalled value due to increased cross-utilization of resources and improved flexibility, capacity, and agility”.

Combining two offshore wind companies

The combined group is to be dual listed on NYSE and OSE with a proforma market capitalization in excess of €1.2 billion1. This will make the company a leading listed pure-play company in the industry globally. Post combination, Cadeler expects to be increasingly well positioned for heightened investor attention, enhanced trading liquidity and improved coverage by analysts to the benefit of all shareholders.

Andreas Sohmen-Pao, Chairman at Cadeler commented: “This is a strategic transaction combining two leading offshore wind companies. It underpins Cadeler´s vision and capability to facilitate the renewable transition, and I support the transaction on its industrial and financial merits”.

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1 Based on the closing share prices of Cadeler and Eneti as of 15 June 2023 and exchange rate of NOK/EUR 0.09 and USD/EUR 0.92)

The combined group will be named Cadeler, and be headquartered in Copenhagen, Denmark. Post combination, Cadeler and Eneti shareholders will own approximately 60% and 40% of the combined company, respectively, using the share counts as of 16 June 2023 and assuming all outstanding Eneti shares are exchanged for Cadeler shares in an exchange ratio of 3.409 Cadeler shares for every Eneti share.

Cadeler and Eneti negotiated the terms of the Exchange Offer, and specifically the pro-forma ownership of the combined company, using customary valuation metrics for the respective enterprises on a standalone basis. For both Cadeler and Eneti, the combination prices the resulting fleet expansion at a significant discount to equivalent organic growth from additional newbuilding orders and will generate accretive cash flows.

Today´s announcement is unanimously supported by the Board of Directors of both Eneti and Cadeler.

At the time of announcement shareholders holding in aggregate approximately 45% of the votes and share capital in Cadeler have undertaken to vote in favor of the shareholder approval related to the combination to be presented at a general shareholders meeting.

Shareholders holding in aggregate approximately 36% of the votes and share capital in Eneti, have undertaken to tender their shares in the exchange offer.

The completion of the combination is subject to customary closing conditions, including approval of the share issuance by the shareholders of Cadeler at a general shareholders meeting and the acceptance of the exchange offer by the stockholders of Eneti, respectively, and to customary regulatory approvals from all relevant authorities. Upon regulatory approval and applicable closing conditions being met, completion is currently expected in Q4 2023.

A large global, agile, and flexible fleet in response to customer demand

The combined group will upon delivery offer its customers a fleet consisting of 10 modern, capable, and complementary vessels. The effective operational homogeneity of the fleet will allow for substitution opportunities and increased vessel utilization. This will further strengthen the ability to service customers, continuously pushing the project boundaries in size and complexity to accelerate the green transition.

Today Cadeler owns and operates two Wind Turbine Installation Vessels (WTIV). Additionally, two newbuild X class Wind Turbine Installation Vessels (WTIV) with deliveries scheduled for Q3/2024 and Q2/2025, and two F-class Wind Foundation Installation Vessel newbuilds (“WFIV") with deliveries scheduled for Q4/2025 and Q3/2026. Eneti owns and operates two WTIV’s today and have two new generation WTIV newbuilds with deliveries scheduled for Q4/2024 and Q2/2025. Three non-core NG 2500X vessels currently owned by Eneti are considered for divestment before or after the completion of the combination.

The flexibility and size of the combined fleet will bring numerous possibilities to increase efficiency in the market. The Cadeler commercial strategy to-date provides a degree of revenue certainty through 2027 and coverage of operating costs. Coupled with the open days on the Eneti fleet, the combined company will further service the existing client base and benefit from high tender activity and a growing market.

Emanuele Lauro, Executive Chairman and CEO of Eneti said: "This combination is right for our shareholders, right for our customers, and right for our employees. We are truly thrilled to be joining forces with Cadeler. Our scale and our respective capabilities will create significant value at a time when offshore wind needs reliable partners and reliable solutions. The track record of Seajacks has been built on the tireless efforts of our shore and seagoing professionals, and we are delighted Cadeler values this legacy so dearly. The prospects for our combined companies, in the context of industry demands over the coming decade, could not be brighter”.

The current CEO of Cadeler Mikkel Gleerup will continue as CEO after the combination, while Peter Brogaard Hansen will continue as CFO.

Andreas Sohmen-Pao will continue as Chairman of the Board of Directors and Emanuele Lauro, current CEO of Eneti, will be nominated for election to the Board of Directors as Vice Chairman immediately following completion of the combination.

Contact details Cadeler

For additional information, visit www.cadeler.com or email InvestorRelations@cadeler.com

Christian Grønning, Partner

Geelmuyden Kiese

+45 2763 0755

Christian.groenning@gknordic.com

Contact details Eneti

For additional information, visit www.eneti-inc.com or email Investor.Relations@Eneti-inc.com

James Doyle, Head of Corporate Development & Investor Relations

Tel: +1 646-432-1678

Investor.Relations@Eneti-inc.com

**

About Cadeler A/S:
Cadeler A/S is a key supplier with the offshore wind industry for installation services and operation and maintenance works that provides marine and engineering operations to the offshore wind industry with a strong focus on safety and the environment. Cadeler’s reputation as provider of high-quality offshore wind support services, combined with an innovative vessel design, positioning the company to deliver premium level services to the industry. As a company, Cadeler continues to pursue new levels of efficiency, pushing beyond the current boundaries of the supply chain. Cadeler enables and facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (ticker CADLR).

About Eneti Inc.:
Eneti Inc. is a leading provider of installation and maintenance vessels to the offshore wind sector and has invested in the next generation of wind turbine installation vessels. Eneti’s strategy is to deliver sustainable long-term value to our stakeholders by building a meaningful and sustainable business in marine-based renewable energy, including investing in the next generation of wind turbine installation vessels. The Company is listed on the New York Stock Exchange under the ticker symbol NETI.

Additional Information and Where to Find It

Important Additional Information Will be Filed with the SEC

This communication is not a prospectus but relates to the proposed business combination of Cadeler and Eneti, which will include an offer by Cadeler to exchange all of the issued and outstanding shares of Eneti for shares or American Depositary Shares (“ADSs”) representing shares in Cadeler. The exchange offer has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Cadeler or Eneti may file with the U.S. Securities and Exchange Commission (the “SEC”). Prior to the commencement of the exchange offer, Cadeler will file (1) a Registration Statement on Form F-4 that will include an offering prospectus with respect to the shares/ADSs to be offered in the exchange offer, (2) a Registration Statement on Form F-6 to register any ADSs to be offered as consideration pursuant to the terms of the offer and (3) a Tender Offer Statement on Schedule TO, and Eneti will file a Solicitation/Recommendation Statement on Schedule 14D-9, in each case with respect to the exchange offer. Should Cadeler and Eneti proceed with the proposed transaction, such formal decision is conditional on approval of a prospectus approved in accordance with Regulation (EU) No. 2017/1129 of 14 June 2017 (the “Prospectus Regulation”) or a document that satisfies the exemptions in article 1, paragraph 4, subparagraph m and paragraph 5, subparagraph e of the Prospectus Regulation, by the Danish Financial Supervisory Authority (the Danish FSA). This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT/PROSPECTUS, THE EXCHANGE OFFER MATERIALS (INCLUDING THE OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT, IF AND WHEN THEY BECOME AVAILABLE, AND ANY OTHER DOCUMENTS FILED BY EACH OF CADELER AND ENETI WITH THE SEC, OR APPROVED BY THE DANISH FSA, IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION (INCLUDING THE EXCHANGE OFFER) OR INCORPORATED BY REFERENCE THEREIN CAREFULLY AND IN THEIR ENTIRETY AS THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CADELER, ENETI, THE PROPOSED TRANSACTION AND RELATED MATTERS THAT HOLDERS OF THE COMPANY’S SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. Investors and stockholders will be able to obtain the registration statement/prospectus, the exchange offer materials (including the offer to exchange, a related letter of transmittal and certain other exchange offer documents), and the solicitation/recommendation statement, if and when they become available, and other documents filed with the SEC by Cadeler and Eneti at no cost to them through the website maintained by the SEC at www.sec.gov. In addition, investors and stockholders will be able to obtain copies of any document filed with the SEC by Cadeler free of charge from Cadeler’s website at www.cadeler.com, copies of any document filed with the SEC by Eneti free of charge from Eneti’s website at www.eneti-inc.com. The contents of this communication should not be construed as financial, legal, business, investment, tax or other professional advice. Each recipient should consult with its own professional advisors for any such matter and advice.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for, exchange or buy or an invitation to purchase, exchange or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction, in each case in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act and applicable European or UK, as appropriate, regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This communication is addressed to and directed only at, persons who are outside the United Kingdom or, in the United Kingdom, at authorised or exempt persons within the meaning of the Financial Services and Markets Act 2000 or persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), persons falling within Article 49(2)(a) to (d) of the Order or persons to whom it may otherwise lawfully be communicated pursuant to the Order, (all such persons together being referred to as, “Relevant Persons”). This presentation is directed only at Relevant Persons. Other persons should not act or rely on this presentation or any of its contents. Any investment or investment activity to which this presentation relates is available only to Relevant Persons and will be engaged in only with such persons. Solicitations resulting from this presentation will only be responded to if the person concerned is a Relevant Person.

Market Data

Information provided herein as it relates to the market environment in which each of Cadeler and Eneti operate or any market developments or trends is based on data and reports prepared by third parties and/or Cadeler or Eneti based on internal information and information derived from such third-party sources. Third party industry publications, studies and surveys generally state that the data contained therein have been obtained from sources believed to be reliable, but that there is no guarantee of the accuracy or completeness of such data.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the federal securities laws (including Section 27A of the United States Securities Act of 1933, as amended, the “Securities Act”) with respect to the proposed transaction between Eneti and Cadeler, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the products and services offered by Eneti and Cadeler and the markets in which they operate, and Eneti’s and Cadeler’s projected future financial and operating results. These forward-looking statements are generally identified by terminology such as “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “should,” “project,” “target,” “plan,” “expect,” or the negatives of these terms or variations of them or similar terminology. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based upon current expectations, beliefs, estimates and assumptions that, while considered reasonable as and when made by Eneti and its management, and Cadeler and its management, as the case may be. Such forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Neither Eneti nor Cadeler undertake any obligation to update any such statements in light of any future event or circumstance, or to conform such statements to actual results. Past performance should not be relied upon, and is not, a guarantee of future performance.

Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Eneti’s and Cadeler’s securities, ii) the failure to satisfy the conditions to the consummation of the transaction, including the acceptance of the proposed exchange offer by the requisite number of Eneti shareholders and the receipt of certain governmental and regulatory approvals, iii) general domestic and international political conditions or hostilities, including the war between Russia and Ukraine; iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, v) the effects of public health threats, pandemics and epidemics, and the adverse impact thereof on Eneti’s or Cadeler’s business, financial condition and results of operations, vi) the effect of the announcement or pendency of the transaction on Eneti’s or Cadeler’s business relationships, performance, and business generally, vii) risks that the proposed transaction disrupts current plans of Eneti or Cadeler and potential difficulties in Eneti’s or Cadeler’s employee retention as a result of the proposed transaction, viii) the outcome of any legal proceedings that may be instituted against Eneti or Cadeler related to the business combination agreement or the proposed transaction or as a result of the operation of their respective businesses, ix) the risk that Cadeler is unable to list the ADSs to be offered as consideration, or the underlying shares in Cadeler, on the New York Stock Exchange or the Oslo Stock Exchange, as applicable, x) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive markets in which the combined company plans to operate, variations in performance across competitors, changes in laws and regulations affecting such business and changes in the combined capital structure, xi) factors affecting the duration of contracts, the actual amount of downtime and the respective backlogs of Eneti and Cadeler, xii) factors that reduce applicable day rates or contract profitability, operating hazards inherent to offshore operations and delays, xiii) dependency on third parties in relation to, for example, technical, maintenance and other commercial services, xiv) risks associated with operations outside the US, actions by regulatory authorities, credit rating agencies, customers, joint venture partners, contractors, lenders and other third parties, legislation and regulations affecting the combined company’s operations, compliance with regulatory requirements, violations of anti-corruption laws, shipyard risk and timing, hurricanes and other weather conditions, and the future price of energy commodities, xv) the ability to implement business plans, forecasts, and other expectations (including with respect to synergies and financial and operational metrics, such as EBITDA and free cash flow) after the completion of the proposed transaction, and to identify and realize additional opportunities, xvi) the failure to realize anticipated benefits of the proposed transaction, xvii) risks related to the ability to correctly estimate operating expenses and expenses associated with the business combination, xviii) risks related to the ability to project future cash utilization and reserves needed for contingent future liabilities and business operations, xix) the potential impact of announcement or consummation of the proposed transaction on relationships with third parties, xx) changes in law or regulations affecting Eneti, Cadeler or the combined company, xxi) international, national or local economic, social or political conditions that could adversely affect the companies and their business, xxii) dependency on Eneti and Cadeler’s customers, xxiii) volatility in demand, increased competition or reduction in contract values, xxiv) the risk that technological progress might render the technologies used by each of Cadeler and Eneti obsolete, xxv) conditions in the credit markets that may negatively affect the companies and their business, xxvi) risks deriving from the restrictive covenants and conditions relevant to Eneti and Cadeler’s financing and their respective ability to obtain future financing, including for remaining installations on ordered newbuild vessels, xxvii) risks associated with assumptions that parties make in connection with the parties’ critical accounting estimates and other judgements, xxviii) the risk that Eneti and Cadeler have a limited number of vessels and are vulnerable in the event of a loss of revenue relating to any such vessel(s), xxix) risks relating to delays in, or increases in the cost of, already ordered newbuild vessels and the risk of a failure to obtain contracts for such newbuild vessels and xxx) risks associated with changes in exchange rates including the USD/NOK and USD/EUR rates. The foregoing list of factors is not exhaustive and the factors identified are not set out in any particular order. There can be no assurance that future developments affecting Eneti, Cadeler or the combined company will be those that the companies have anticipated.

These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Eneti’s or Cadeler’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements or from our historical experience and our present expectations or projects. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Eneti’s Annual Report on Form 20-F, Current Reports on Form 6-K and other documents filed from time to time by Eneti with the SEC and those described in Cadeler’s annual reports, relevant reports and other documents published from time to time by Cadeler. Eneti and Cadeler wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. This communication and related materials speak only as of the date hereof and except as required by law, Eneti and Cadeler are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.